CBRE, Inc. Gil Borok Deputy Chief Financial Officer and Chief Accounting Officer	400 So. Hope Street, 25th Floor Los Angeles, CA 90071 213 613 3730 T 213 613 3735 F gil.borok@cbre.com www.cbre.com

June 23, 2017

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Robert F. Telewicz, Jr., Accounting Branch Chief

RE:	CBRE Group, Inc.
Form 10-K for the year ended December 31, 2016
Filed March 1, 2017
File No. 001-32205

Dear Mr. Telewicz:

Reference is made to the comments of the Staff of the United States Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) of CBRE Group, Inc. (the “Company”) in a letter dated June 12, 2017. We have considered the Staff’s comments and set forth below are the Staff’s comments and the Company’s responses.

For convenience of reference, we have set forth your comments in italics below, with the Company’s response following each comment.

Form 10-K for Fiscal Year Ended December 31, 2016

Segment Operations, page 40

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015, Americas, page 42

1.	Please refer to the response to comment 2. We note your statement that the recognition of the MSR asset at fair value results in a gain. In accordance with ASC Topic 860-20-25-4 separately recognized servicing assets are included in proceeds from the sale of financial assets. As such, it appears the “gain from mortgage servicing rights” represents a gain on the sale of loans. Please clarify for us how you have considered the guidance in ASC Topic 860-20-25-4 and revise your disclosure accordingly. In your response, please provide us a sample journal entry reflecting how you record sale of the underlying loan and the removal of the receivable from your balance sheet.

Company Response

In accordance with ASC Topic 860-20-25-4, separately recognized servicing assets are included in proceeds from the sale of financial assets. The warehouse receivable, or loan held for sale, is recognized at fair value, which includes forecasted proceeds from the contractual loan sale and the fair value of the mortgage servicing rights (“MSR”).

As an example, upon origination and sale of a mortgage loan held for sale, the following journal entries are recorded:

Assumptions:

Face Value of Loan:	$20,000,000
MSR Fair Value:	$90,000

Journal Entry at Origination of Mortgage Loan Held For Sale:

Warehouse Receivable	$20,090,000
Cash	$20,000,000
Warehouse Line of Credit		($20,000,000)
Cash		($20,000,000)
Gain associated with the sale of loans		($90,000)

Journal Entry at Sale of Loan:

Cash	$20,000,000
MSR Asset	$90,000
Warehouse Line of Credit	$20,000,000
Warehouse Receivable		($20,090,000)
Cash		($20,000,000)

The Company will revise its disclosure in future filings by deleting the following sentence:

Gains from mortgage servicing rights are initially recorded at fair value within revenue.

In its place, the Company will add the following sentence:

Upon origination of a mortgage loan held for sale, the fair value of the mortgage servicing rights to be retained is included in the forecasted proceeds from the anticipated loan sale and results in a net gain (which is reflected within revenue).

2.	Please refer to the response to comment 3 and confirm to us, if true, that the gain on MSR’s presented in the response are gross and that you did not experience any losses (e.g., servicing liabilities).

Company Response

The Company has historically experienced servicing liabilities on rare occasions when the cost to service a loan exceeds the related servicing fees. For the years ended December 31, 2016, 2015 and 2014, the losses experienced were de minimis, ranging from $11,000 to $176,000 in each of the three years. Accordingly, these losses were netted against gains and servicing assets.

3.	Please refer to the response to comment 3. It appears to us that ASC 230-10-45-21 applies to your fact pattern in that, while characterized as warehouse receivables, you are originating loans specifically for resale and, therefore, the related cash receipts and cash payments should be presented separately in the operating section of the statements of cash flow. Also, given the magnitude of the activity flowing through the warehouse receivable and payable accounts, we believe disaggregated information of this activity in the footnotes to the financial statements may provide an investor an enhanced understanding of your loan warehouse operations. Please revise future filings accordingly.

Company Response

Given the comment above, the Company will reflect the cash receipts and payments associated with its origination and sale of mortgage loans within the operating section of its statement of cash flows. Additionally, as requested, the Company will provide disaggregated information on its warehouse receivable and payable accounts in the footnotes to its financial statements. The Company will make these additions to its disclosures beginning with its Form 10-Q for the quarter ended June 30, 2017.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me directly at (213) 613-3730.

Sincerely,

/s/ GIL BOROK
Gil Borok
Deputy Chief Financial Officer & Chief Accounting Officer